Third Quarter Report to Shareholders

HIGHLIGHTS

	Three months ended		Nine months ended

(thousands of Canadian dollars except per share data)	May 31	May 31	May 31	May 31
(Unaudited)	2003	2002	2003	2002

		(restated)(2)		(restated)(2)
Revenues	155,296	154,875	468,780	502,738
EBITDA(1)	44,186	40,933	123,575	121,150
Net income (loss)	12,265	(1,825)	27,589	21,230
Per share basic	$0.29	$(0.04)	$0.65	$0.50
Per share diluted	$0.29	$(0.04)	$0.65	$0.50
Weighted average number of Class A voting and Class B non-voting shares (thousands)
Basic	42,641	42,635	42,641	42,617
Diluted	42,664	43,034	42,644	42,853

(1)	EBITDA means net income before minority interest, equity earnings from investees, income tax expense (recovery), asset write-downs, hedge transaction loss, restructuring charges, other (income)/expense, loss/(gain) on sale of investments, interest on long-term debt, amortization and depreciation. See page 3 for more detailed discussion on EBITDA.

(2)	See notes 2(a) and 2(b) to the consolidated financial statements which discuss the adoption of the proportionate consolidation for certain investments on a retroactive basis and the new Canadian accounting standard with respect to foreign currency translation.

Significant Events in the Quarter

•	During the quarter, Corus implemented a Performance Share Unit (PSU) program. The PSU program is designed to restrict and reduce the number of stock options issued. Payment is linked to prescribed share growth, a stock purchase requirement and retention.

•	Movie Central, Corus’ western-based pay television service, finished the quarter with 648,000 subscribers up 6% from the prior year.

•	On March 7, 2003, Corus and Serendipity Point Films reached an agreement that will see Corus, through its pay-TV service Movie Central, invest in six feature films produced by Robert Lantos over the next four years. The first film, The Statement starring Michael Caine, wrapped up shooting in France in May 2003.

•	On March 8, 2003, Nelvana and YTV presented the first official North American Beyblade Battle Association tournament to a sold-out crowd of over 800 fans in Toronto.

•	On March 28, 2003 the Copyright Board of Canada issued its decision on a proposal by the Canadian Musical Reproduction Rights Agency (CMRRA) and the Society for Reproduction Rights of Authors, Composers, and Publishers in Canada (SODRAC) for tariffs on the reproduction of musical works by commercial radio stations. The decision requires radio licensees to commit up to 0.8% of revenues, retroactive to 2001, to be paid in royalties to Canadian artists.

•	On March 31, 2003 over two million kids tuned in Nelvana’s state-of-the art CGI production, Miss Spider’s Sunny Patch Kids, featuring the voices of Brooke Shields and Rick Moranis on Nickelodeon to make it the #1 kids program in its time period.

•	On April 9, 2003, Nelvana and Sony Wonder Canada signed an exclusive five-year Video, DVD and Soundtrack licensing agreement that will see the release of programming from the hit TV series Beyblade along with music from the show and original songs created specifically for upcoming shows and soundtracks.

•	On April 28, 2003, Artisan’s Family Home Entertainment acquired the distribution rights to Nelvana’s new Care Bears animated feature film The Care Bears In: King Funshine, The Great.

•	In early May 2003, Corus began broadcasting on the expanded CIZN-FM radio signal which was approved by the CRTC in mid-February. The signal was boosted to 2500 watts from 560 watts, delivering a strong signal into the Cambridge, Kitchener and Waterloo markets.

•	On May 22, 2003 the Spring 2003 BBM was released and Corus maintained its leadership of the Canadian radio market with a 29% reach of total Canadians 12+.

•	On May 23, 2003 Movie Central announced a restructuring of its Edmonton operations which will result in an annual savings in excess of $1 million.

•	On May 31, 2003, Corus completed the transfer of ownership of its Oshawa radio stations CKDO AM and CKGE FM to Durham Radio Inc. Details of the sale were announced in August 2002. Corus received the necessary approval from the Canadian Radio-television and Telecommunications Commission (CRTC) on April 23, 2003.

Significant Events Subsequent to the Quarter

•	On June 9, 2003, Nelvana announced a new Babar licensing program that includes an infant layette program from Children’s Apparel Network that will develop into a full complement of products including home décor and toys.

•	On June 9, 2003, CKNW Radio in Vancouver ended its relationship with Rafe Mair. Bill Good has been named as the new host of the morning slot on CKNW.

•	On June 10, 2003, MOJO Radio Vancouver announced that it would discontinue its association with The Tom Leykis Show. The station has hired Bob “Mojo” Marjanovich to host the weekday afternoon program.

•	On June 10, 2003, Nelvana announced the acquisition of worldwide merchandise licensing rights for Nickelodeon’s The Fairly OddParents. One of the network’s top-rated shows, The Fairly OddParents is a wacky animated series with the voices of such celebrities as Jay Leno and Frankie Muniz.

•	On June 10, 2003, Corus announced the creation of the $1.5 million Corus Made With Pay Development Fund, to assist producers of movies and series being developed for theatrical release and/or pay television in Canada.

•	On June 11, 2003, Corus announced the launch of the Corus Telelatino Fund, a $1.1 million national initiative to support the production of high quality programming of particular interest to Italian and Hispanic television audiences.

•	On June 12, 2003, Corus announced the decision to discontinue operating Edge TV, its Category 2 digital television service of rock and alternative music videos, effective July 15. Corus Entertainment and CHUM Television announced that Corus’ alternative and hard rock radio stations will collaborate with CHUM’s altrock/metal/punk digital music television service, MuchLOUD to further develop and promote the alternative music genre.

•	On June 26, 2003, Nelvana opened its new state-of-the-art digital post-production facility in Toronto which will help the Company meet its goals of high quality production at a lower cost with the latest technological production capabilities.

Management’s Discussion and Analysis

The following should be read in conjunction with the Management Discussion and Analysis and Consolidated Financial Statements and the Notes thereto included in our August 31, 2002 Annual Report. All amounts are stated in Canadian Dollars unless specified otherwise.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company presents certain supplemental earnings measures and financial information. These are income before depreciation, amortization, interest, other and income taxes (EBITDA), pro forma information, and adjusted basic earnings per share. These measures and financial information do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

EBITDA

This measure is provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. It is also widely used for valuation purposes. A reconciliation of EBITDA (which corresponds to the line item “Operating income before the following”) and net income is provided in the consolidated statements of income and retained earnings. EBITDA is calculated as net income before minority interest, equity earnings from investees, income tax expense (recovery), asset write-downs, hedge transaction loss, restructuring charges, other (income)/expense, loss/(gain) on sale of investments, interest on long-term debt, amortization and depreciation. A listing of these items is disclosed in the consolidated statements of income and retained earnings. These items are excluded in the determination of EBITDA as they are non-cash in nature, pre-tax, financing charges, income or expense from investing activities or are not considered to be in the ordinary course of business. EBITDA should not be considered in isolation of or as a substitute for (1) net income or loss, as an indicator of the Company’s operating performance, or (2) cash flows from operating, investing and financing activities, as a measure of the Company’s liquidity.

Pro forma information

Pro forma information (including pro forma revenues, pro forma EBITDA and pro forma EBITDA margin) is provided to assist investors in comparing results between periods after giving effect to significant acquisitions and divestitures. In particular, results from the same period in fiscal 2002 have been adjusted to reflect operating results of all businesses reporting in the current period as if the businesses had been owned for the same number of days in the prior year. Pro forma information is provided on the basis of the Company’s reportable business segments (Television, Radio and Content) for revenues and EBITDA, since there were acquisitions and/or dispositions in each of these divisions during fiscal 2002 or fiscal 2003.

Adjusted basic earnings per share

Adjusted basic earnings per share is provided to assist investors in comparing results between periods after giving effect to items not considered to be in the ordinary course of business and accounting policy changes. A reconciliation of basic earnings per share and adjusted basic earnings per share is provided in Appendix A. Adjusted basic earnings per share should not be considered in isolation of or as a substitute for basic earnings per share as a measure of the Company’s profitability.

Pro forma results reconciliation

The following tables reconcile pro forma revenues and EBITDA(1) for the third quarter and for the nine months ended May 31, 2002 to actual results as reported in the consolidated statement of income for the same periods and should be read in conjunction with the preceding comments on supplemental earnings measures:

	Three months ended May 31, 2002
(thousands of Canadian dollars)
(Unaudited)	As reported	Acquisitions	Dispositions	Pro forma

	(Restated)(2)
Revenues:
Television	79,927	1,161	(5,563)	75,525
Radio	56,841	—	—	56,841
Content
– production & distribution	7,801	—	—	7,801
– branded consumer products	11,056	—	(4,887)	6,169
Eliminations	(750)	—	—	(750)

	154,875	1,161	(10,450)	145,586

EBITDA:(1)
Television	25,684	(362)	(726)	24,596
Radio	17,209	—	—	17,209
Content
– production & distribution	(3,104)	—	—	(3,104)
– branded consumer products	1,916	—	(781)	1,135
Corporate	(898)	—	—	(898)
Eliminations	126	—	—	126

	40,933	(362)	(1,507)	39,064

	Nine months ended May 31, 2002

	As reported	Acquisitions	Dispositions	Pro forma

	(Restated)(2)
Revenues:
Television	234,845	15,184	(20,574)	229,455
Radio	155,960	695	—	156,655
Content
– production & distribution	60,168	—	—	60,168
– branded consumer products	54,260	—	(36,356)	17,904
Eliminations	(2,495)	—	—	(2,495)

	502,738	15,879	(56,930)	461,687

EBITDA:(1)
Television	75,497	2,232	(5,277)	72,452
Radio	37,569	96	—	37,665
Content
– production & distribution	4,472	—	—	4,472
– branded consumer products	6,841	—	(3,291)	3,550
Corporate	(3,215)	—	—	(3,215)
Eliminations	(14)	—	—	(14)

	121,150	2,328	(8,568)	114,910

(1)	EBITDA means net income before minority interest, equity earnings from investees, income tax expense (recovery), asset write-downs, hedge transaction loss, restructuring charges, foreign exchange loss, other (income)/expense, loss/(gain) on sale of investments, interest on long-term debt, amortization and depreciation.

(2)	See note 2(a) and (b) to the consolidated financial statements which discusses the adoption of the proportionate consolidation for certain investments on a retroactive basis.

Fiscal 2003 Divestitures

Corus is a Canadian-based media and entertainment company that has grown both organically and through acquisitions. Corus competes in three sectors – Television, Radio, and Content with the following fiscal 2003 divestitures:

•	On October 31, 2002, Corus completed the sale of its 70% interest in Country Canada.

•	Effective November 30, 2002, Corus completed the sale of its 100% interest in Sound Products Limited.

•	Effective May 31, 2003, Corus completed the sale of CKDO AM and CKGE FM, two Oshawa radio stations.

Overview of Consolidated Results

Corus delivered strong earnings growth in the third quarter in all divisions.

Third Quarter Results

Revenues

Revenues for third quarter fiscal 2003 were $155.3 million, flat compared to $154.9 million last year. Overall, increased revenues in the Radio and Content divisions were offset by loss of revenue from various business divestitures. On a pro forma basis, consolidated revenues were up 7% over the prior year.

Operating, general and administrative expenses

Operating, general and administrative expenses for third quarter fiscal 2003 were $111.1 million, down from $113.9 million in the prior year. On a pro forma basis, operating, general and administrative expenses were up 4% largely driven by increased amortization of film investments associated with higher production and distribution revenue in the current quarter.

EBITDA

EBITDA for third quarter fiscal 2003 was $44.2 million, compared to $40.9 million last year. On a pro forma basis, EBITDA was up 13% over the prior year. Television and Radio achieved pro forma EBITDA growth of 11% and 6% respectively. Driven by strong merchandising results, the EBITDA of our Content division was positive in third quarter fiscal 2003 compared with a loss in the prior year. EBITDA as a percentage of revenues was 29% for third quarter fiscal 2003 compared to 26% in the prior year and 27% in the prior year on a pro forma basis.

Depreciation

Depreciation expense for third quarter fiscal 2003 was $6.0 million, down from $6.8 million last year. The decrease was due to various divestitures partially offset by increased capital asset base in remaining operations.

Amortization

Amortization expense for third quarter fiscal 2003 were $2.4 million, consistent with last year.

Interest expense

Interest expense for third quarter fiscal 2003 was $15.7 million, down from $16.4 million last year. The effective interest rate for the third quarter fiscal 2003 was 8.5% consistent with last year.

Loss/(gain) on sale of investments

There was no pre-tax gain or loss on the sale of the Oshawa radio stations in third quarter of fiscal 2003. The gain on sale of investments of $4.7 million in the third quarter fiscal 2002 was the result of the disposal of our interests in Astral Media Inc. shares, Klutz and Viewer’s Choice.

Other (income) expense

Other income for third quarter fiscal 2003 was $5.9 million, up from other income of $1.4 million in the prior year due primarily to foreign exchange gains on U.S. dollar balances in the current year.

Hedge transaction loss

Third quarter fiscal 2002 reflects a hedge transaction loss of $20.4 million associated with unwinding US $147 million of cross-currency interest rate swaps.

Asset write-downs

Non-core assets were written down in the third quarter fiscal 2003 in the amount of $2.4 million. The third quarter fiscal 2002 had non-core investment writedowns of $8.4 million.

Income taxes

The effective tax rate for the third quarter fiscal 2003 was 45% compared to the statutory rate of 38% primarily due to the difference between tax and accounting treatment of the Oshawa radio disposition.

Net income

Net income for the third quarter fiscal 2003 was $12.3 million, up from a loss of $1.8 million last year. Earnings per share (EPS) for third quarter fiscal 2003 was $0.29 basic ($0.29 diluted) compared with a loss per share of $0.04 basic (loss per share of $0.04 diluted) last year. Excluding loss/(gain) on sale of investments, restructuring charges hedge transaction loss and asset write-downs, adjusted basic EPS for third quarter fiscal 2003 was $0.36 compared to $0.22 in the prior year.

Nine Months Year-to-Date

Revenues

Revenues for the nine-month period were $468.8 million, down 7% from $502.7 million last year. The decrease in revenues was attributable to various business divestitures in fiscal 2002 and 2003. On a pro forma basis, consolidated revenues were up 2% over the prior year, reflecting strong advertising revenue growth from the Radio and Television divisions.

Operating, general and administrative expenses

Operating, general and administrative expenses for the nine-month period were $345.2 million, down 10% from $381.6 million in the prior year primarily as a result of various business divestitures. On a pro forma basis, operating, general and administrative expenses were consistent with the prior year.

EBITDA

EBITDA for the nine-month period was $123.6 million, up 2% from $121.2 million last year. On a pro forma basis, EBITDA was up 8% over the prior year. Television and Radio achieved pro forma EBITDA growth of 16% and 10% respectively; however, Content was down 49% as a result of lower production. EBITDA as a percentage of revenues for the nine-months ended May 31, 2003 was 26% compared to 24% in the prior year and 25% in the prior year on a pro forma basis.

Depreciation

Depreciation expense for the nine-month period was $18.1 million, down from $19.2 million last year. The decrease was the result of various business divestitures offset by a higher capital asset base in the remaining operations.

Amortization

Amortization expenses for the nine-month period was $7.7 million, up from $5.5 million last year. The increase was the result of amortizing the additional deferred financing charges that were incurred in the third quarter fiscal 2002. Also included in fiscal 2003 was a one-time write-off of approximately $1.0 million in the second quarter related to a credit facility that was cancelled.

Interest expense

Interest expense for the nine-month period was $46.8 million, up from $41.6 million last year reflecting higher interest associated with the senior subordinated debt issued in third quarter fiscal 2002. The effective interest rate for the first nine months of fiscal 2003 was 8.7% compared to 7.3% in the prior year.

Loss/(gain) on sale of investments

The net loss on sale of investments of $1.0 million in the nine-month period is primarily the result of the disposition of the 70% interest in the digital channel, Country Canada. The prior year net gain of $18.2 million resulted from the disposal of the Company’s interest in The Comedy Network, Astral Media Inc. shares, Klutz and Viewer’s Choice.

Other (income) expense

Other income for the nine-month period was $10.9 million, compared to other expense of $0.1 million last year primarily due to foreign exchange gains on U.S. dollar balances in the current year.

Restructuring charges

In response to the weakened world market for film production and distribution, Corus continued to streamline operations to ensure the Company’s profitability and competitive positioning in all divisions. Accordingly, restructuring charges of $5.0 million were recorded in the first quarter fiscal 2003, representing workforce reductions in the Content division. This reduced workforce is indicative of the reduced level of production slated in the current and future years. Fiscal 2002 included restructuring charges of $15.9 million.

Hedge transaction loss

Fiscal 2002 reflects a hedge transaction loss of $20.4 million associated with unwinding US $147 million of cross-currency interest rate swaps.

Asset write-downs

Non-core assets were written down in the third quarter fiscal 2003 in the amount of $2.4 million. Fiscal 2002 had non-core investment writedowns of $8.4 million.

Income taxes

The effective tax rate for the nine-months ended May 31, 2003 was 45% compared to the statutory rate 38% primarily due to the difference between tax and accounting treatment of the business divestitures during the year.

Net income

Net income for the nine-month period was $27.6 million compared to net income of $21.2 million last year. Earnings per share (EPS) for the nine-month period was $0.65 basic ($0.65 diluted) compared with EPS of $0.50 basic ($0.50 diluted) last year.

Excluding loss/(gain) on sale of investments, restructuring charges, hedge transaction loss and asset write-downs, adjusted basic EPS for the nine-month period would be $0.81 compared to $0.74 in the prior year.

Television

The Television division consists of the following: specialty television networks YTV, Treehouse TV, W Network, Corus’ 80% interest in CMT (Country Music Television), 50.5% interest in Telelatino, 50% interest in Locomotion, and 40% interest in Teletoon; Corus’ Premium Television Services of Movie Central and Encore; interests in four digital television channels; Digital ADventure, a cable advertising service; three local television stations; and Max Trax (formerly DMX Residential), a residential digital audio service.

Financial Highlights

	Three months ended			Nine months ended

(Unaudited)	May 31	May 31	May 31	May 31	May 31	May 31
(thousands of Canadian dollars)	2003	2002	2002	2003	2002	2002

		(Restated)(3)	Pro forma(4)		(Restated)(3)	Pro forma(4)
Revenues	75,034	79,927	75,525	231,702	234,845	229,455
EBITDA(1)	27,205	25,684	24,596	84,142	75,497	72,452
EBITDA margin(2)	36%	32%	33%	36%	32%	32%

(1)	EBITDA means net income before minority interest, equity earnings from investees, income tax expense (recovery), asset write-downs, hedge transaction loss, restructuring charges, other (income)/expense, loss/(gain) on sale of investments, interest on long-term debt, amortization and depreciation.

(2)	EBITDA margin means EBITDA as a percentage of revenues.

(3)	See note 2(a) to the consolidated financial statements which discusses the adoption of the proportionate consolidation for certain investments on a retroactive basis.

(4)	See table under Supplemental Earnings Measures.

Revenues for the third quarter and nine months ended May 31, 2003 were $75.0 million and $231.7 million, down 6% and 1% respectively, over the corresponding periods last year primarily reflecting the disposition of Viewer’s Choice in fiscal 2002. On a pro forma basis, revenues were flat for the quarter and up 1% for the nine-month period. Advertising revenue, while down slightly for the quarter, still shows pro forma gains for the nine-month period of 4%. The majority of the advertising revenue gain came from the strong performance at W Network which bettered pro forma prior year by 24% for the quarter and 39% year-to-date. Subscriber revenue was up 2% for the quarter and flat over the prior year on a pro forma basis. Movie Central, Corus’ western-based pay television service, finished the quarter with 648,000 subscribers, up 6% from the prior year.

Operating, general and administrative expenses for the third quarter fiscal 2003 and nine-month period ended May 31, 2003 were $47.8 million and $147.6 million, down 12% and 7% over the corresponding periods last year reflecting the disposition of Viewer’s Choice in fiscal 2002. On a pro forma basis, operating, general and administrative expenses were down 6% for both the quarter and nine-month period due to lower programming costs and cost saving initiatives.

EBITDA for the third quarter fiscal 2003 and nine-month period ended May 31, 2003 was $27.2 million and $84.1 million, up 6% and 11% over the corresponding periods last year. On a pro forma basis, EBITDA was up 11% for the quarter and 16% for the nine-month period. EBITDA margin for the quarter was 36% compared to 33% on a pro forma basis last year. EBITDA margin for the nine-month period was 36% compared to 32% on a pro forma basis last year.

Radio

The Radio division comprises 50 radio stations situated primarily in eight of the ten largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is Canada’s leading radio operator in terms of revenues and audience reach.

Financial Highlights

	Three months ended			Nine months ended

(Unaudited)	May 31	May 31	May 31	May 31	May 31	May 31
(thousands of Canadian dollars)	2003	2002	2002	2003	2002	2002

			Pro forma(3)			Pro forma(3)
Revenues	60,145	56,841	56,841	168,352	155,960	156,655
EBITDA(1)	18,263	17,209	17,209	41,472	37,569	37,665
EBITDA margin(2)	30%	30%	30%	25%	24%	24%

(1)	EBITDA means net income before minority interest, equity earnings from investees, income tax expense (recovery), asset write-downs, hedge transaction loss, restructuring charges, other (income)/expense, loss/(gain) on sale of investments, interest on long-term debt, amortization and depreciation.

(2)	EBITDA margin means EBITDA as a percentage of revenues.

(3)	See table under Supplemental Earnings Measures.

Revenues for the third quarter and nine months ended May 31, 2003 were $60.1 million and $168.4 million, up 6% and 8% respectively, over the corresponding periods last year. In the third quarter, Corus Radio continued to see strong improvement in national sales, up 9% in major markets compared to an overall major market growth of 2%.

Operating, general and administrative expenses for the third quarter fiscal 2003 and nine-month period ended May 31, 2003 were $41.9 million and $126.9 million, up 6% and 7% over the corresponding periods last year reflecting increased variable costs associated with increased revenues and the new reproduction rights tariff established by the Copyright Board of Canada. The tariff requires radio licensees to commit up to 0.8% of revenues to be paid in royalties to Canadian artists, with retroactive payments to 2001.

EBITDA for the third quarter fiscal 2003 and nine-month period ended May 31, 2003 were $18.3 million and $41.5 million, up 6% and 10% over the corresponding periods last year (up 11% and 17% for the quarter and year-to-date, excluding the new reproduction rights tariff payments). EBITDA margin for the quarter was 30% compared to 30% last year. EBITDA margin for the nine-month period was 25% compared to 24% on a pro forma basis last year.

Content

Content’s operations consist of the production and distribution of television programs, merchandise licensing and publishing.

Financial Highlights

	Three months ended			Nine months ended

(Unaudited)	May 31	May 31	May 31	May 31	May 31	May 31
(thousands of Canadian dollars)	2003	2002	2002	2003	2002	2002

			Pro forma(3)			Pro forma(3)
Revenues
– production & distribution	9,526	7,801	7,801	44,217	60,168	60,168
– branded consumer products	11,069	11,056	6,169	27,989	54,260	17,904

	20,595	18,857	13,970	72,206	114,428	78,072

EBITDA(1)
– production & distribution	(563)	(3,104)	(3,104)	(1,403)	4,472	4,472
– branded consumer products	1,996	1,916	1,135	5,458	6,841	3,550

	1,433	(1,188)	(1,969)	4,055	11,313	8,022

EBITDA margin(2)
– production & distribution	N/A	N/A	N/A	N/A	7%	7%
– branded consumer products	18%	17%	18%	20%	13%	20%

	7%	N/A	N/A	6%	10%	10%

(1)	EBITDA means net income before minority interest, equity earnings from investees, income tax expense (recovery), asset write-downs, hedge transaction loss, restructuring charges, other (income)/expense, loss/(gain) on sale of investments, interest on long-term debt, amortization and depreciation.

(2)	EBITDA margin means EBITDA as a percentage of revenues.

(3)	See table under Supplemental Earnings Measures.

Revenues for the third quarter and nine months ended May 31, 2003 were $20.6 million and $72.2 million, up 9% in the quarter and down 37% for the nine-month period. On a pro forma basis, revenues were up 47% for the quarter and down 8% for the nine-month period.

The production and distribution revenues for the third quarter and nine months ended May 31, 2003 were $9.5 million and $44.2 million, up 22% in the quarter and down 27% for the nine-month period. The third quarter fiscal 2002 reflects an adjustment for the cancellation of the output deal with RTV Family Entertainment AG in Germany, one of Nelvana’s largest customers, thereby negatively impacting revenues by approximately $6 million. The year-to-date results reflect lower planned production from 153 episodes in the prior year to 109 episodes in the current year. We expect to deliver approximately 139 episodes by year-end compared to 252 episodes last year.

For the branded consumer products business, revenues for the third quarter fiscal 2003 and nine-month period ended May 31, 2003 were $11.1 million and $28.0 million, flat for the quarter and down 48% for the nine-month period as a result of the disposition of Klutz in fiscal 2002. On a pro forma basis, revenues for the branded consumer business were up 79% for the quarter and up 56% for the nine-month period driven by strong merchandising sales from Beyblade.

Operating, general and administrative expenses for the third quarter fiscal 2003 and nine-month period ended May 31, 2003 were $19.2 million and $68.2 million, down 4% and 34% over the corresponding periods last year. On a pro forma basis, operating, general and administrative expenses were up 21% for the quarter and down 3% for the nine-month period reflecting amortization of film investments which varies directly with production and distribution revenues.

EBITDA for the third quarter fiscal 2003 and nine-month period ended May 31, 2003 was $1.4 million and $4.1 million, up from a loss of $1.2 million for the quarter and down 64% for the nine-month period. On a pro forma basis, EBITDA was up from a loss of $2.0 million in third quarter fiscal 2002 and down 49% for the nine-month period. EBITDA margin for the quarter was 7%. EBITDA margin for the nine-month period was 6% compared to 10% on a pro forma basis last year.

Liquidity and Capital Resources

Cash flow

Cash flow derived from operations for the quarter was $59.5 million up from $54.0 million last year.

Cash used in investing activities in the quarter was $59.8 million, compared to cash provided by investing activities of $7.0 million in the prior year. The increase in usage of cash of $66.8 million was due to the following:

•	Lower proceeds from disposition of investments/businesses ($112.3 million was received in the third quarter last year for disposition of Astral shares and Klutz)

•	Lower cash usage for material business acquisitions ($13.5 million was used in the prior year for the acquisition of our 50% interest in Locomotion)

•	Lower deferred charges incurred in third quarter fiscal 2003 by $19.0 million ($16.0 million related to financing costs incurred in the prior year)

•	Lower cash usage for program rights and film investments of $6.5 million

Cash flow provided by financing activities during the quarter was $0.6 million compared to cash used of $78.8 million last year. The prior year reflected a significant repayment of long-term debt as a result of proceeds from the disposition of non-core assets.

Long-term debt

During the third quarter fiscal 2003, the Company reduced its revolving credit facility by $150 million when it expired on April 29, 2003. The facility was undrawn at the time.

Excluding the write-down to film investments in the fourth quarter of 2002, the ratio of twelve months EBITDA to net debt at May 31, 2003 is 3.4 to 1. Adjusting also for the foreign currency hedge on the Subordinated Notes, the ratio of net debt to the last twelve months EBITDA at May 31, 2003 is 4.0 to 1. Management considers the current level of EBITDA to net debt of 4.0 to 1 to be reasonable as the Company works toward achieving a target of 3.0 – 3.5 times.

Impact of New Accounting Pronouncements

Foreign Currency Translation

The Company has retroactively adopted with restatement section 1650, Foreign Currency Translation, of the CICA Handbook which eliminates the unique Canadian treatment of deferring and amortizing unrealized translation gains and losses on long term monetary items. The new recommendations require that these unrealized translation gains and losses be included in the determination of net income as they arise. The retroactive adoption of this accounting policy has caused the consolidated balance sheet, statements of income and retained earnings, and cash flows for the periods ended February 28, 2002 to be restated (see Note 2(b) of the financial statements for more detail).

Stock-based Compensation

In 2001, the CICA issued Handbook Section 3870, effective for fiscal years beginning on or after January 1, 2002. This pronouncement establishes a new standard for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided to a company by both employees and non-employees.

The standard requires that, for all stock-based payments to non-employees and to employees where the stock-based awards call for settlement in cash or other assets, including stock appreciation rights, a compensation expense be recognized in the statement of earnings, determined using a fair value based method of accounting. The standard is effective for the Company’s fiscal year beginning September 1, 2002 and is applied to stock-based awards granted on or after that date.

The Company adopted the new standard on September 1, 2002, and includes the compensation costs associated with such payments and awards in its statement of earnings.

Additionally, for stock options granted to its employees, the new standard permits the Company to continue its existing policy of recognizing no compensation expense. Consideration paid by employees on the exercise of stock options is recorded as an increase in the Company’s cash and share capital accounts (for details of the pro forma disclosure of stock option expense, see Note 2(c) of the financial statements).

Disposal of Long-Lived Assets and Discontinued Operations

The CICA recently issued Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, which establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets by profit-oriented enterprises. It also establishes standards for the presentation and disclosure of discontinued operations for both profit-oriented enterprises and not-for-profit organizations, whether or not they include long-lived assets. It replaces the disposal provisions of Section 3061, Property, Plant and Equipment, and also Section 3475, Discontinued Operations, and harmonizes Canadian requirements with the U.S. disposal and discontinued operations provisions of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

The new Section requires that:

•	long-lived assets to be disposed of other than by sale continue to be classified as held and used until disposed of;

•	long-lived assets can only be classified as held for sale if certain criteria are met;

•	long-lived assets classified as held for sale are measured at the lower of carrying amount and fair value less cost to sell;

•	losses recognized on classification of long-lived assets as held for sale no longer includes future operating losses, other than to the extent they are included in the fair value of the asset; and

•	discontinued operations are defined more broadly than previously and do not apply only to activities that represent a business segment.

One other significant change brought about by Section 3475 relates to the accounting for an enterprise acquired with the intent that it be disposed of. Such enterprises are now accounted for in accordance with Section 3475 and not as a temporary investment as previously provided for in paragraph 12 of Section 1590, Subsidiaries.

Section 3475 applies to disposal activities initiated by an enterprise’s commitment to a plan on or after May 1, 2003. Application is prospective with earlier adoption encouraged. The Company will account for any disposal of long-lived assets or discontinued operations initiated after May 1, 2003 in accordance with Section 3475. The adoption of Section 3475 had no impact on the Company’s consolidated financial statements for the three month and nine month periods ended May 31, 2003.

Guarantees

In February 2003, the CICA issued Accounting Guideline No. 14, Disclosure Of Guarantees (“AcG-14” or the “Guideline”). The Guideline requires a guarantor to disclose significant additional information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees. The additional disclosure requirements are in addition to the accounting required by CICA HB 3290, Contingencies.

The Guideline generally applies to contracts that require payments contingent on certain specified types of future events.

The Guideline is generally consistent with disclosure requirements for guarantees in the FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), except that it does not apply to product warranties. Also, unlike FIN 45, AcG-14” does not encompass recognition and measurement requirements.

The Guideline is applicable to interim periods beginning after February 28, 2003. The Company has accounted for any guarantees in accordance with AcG 14. The adoption of the Guideline had no impact on the Company’s consolidated financial statements for the three month and nine month periods ended May 31, 2003.

Recent Accounting Pronouncements

Hedging Relationships

In November 2001, the CICA issued Accounting Guideline 13, Hedging Relationships (“AcG 13”). AcG-13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s fiscal year commencing on September 1, 2003 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. The Company currently documents all hedging relationships on an ongoing basis. The Company expects to be able to comply with the requirements of AcG-13 such that all of its current hedges will continue to qualify for hedge accounting.

Impairment of Long-Lived Assets

The CICA recently issued Handbook Section 3063, Impairment of Long-Lived Assets, thereby replacing the write-down provisions of Section 3061, Property, Plant and Equipment. This new Section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets by profit-oriented enterprises and harmonizes Canadian requirements with the U.S. impairment provisions of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Under the new Section, impairment of long-lived assets held for use is determined by a two-step process, with the first step determining when an impairment is recognized and the second step measuring the amount of the impairment. To test for and measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. This represents a significant change to Canadian GAAP, which previously measured the amount of the impairment as the difference between the long-lived asset’s carrying value and its net recoverable amount (i.e. undiscounted cash flows plus residual value).

Section 3063 is effective for fiscal years beginning on or after April 1, 2003. Application is prospective, with earlier adoption encouraged. Effective September 1, 2004 the Company will account for any impairment of long-lived assets in accordance with Section 3063. The Company does not expect the adoption of this standard will have a material impact on the consolidated financial statements.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing Corus since the year ended August 31, 2002.

Forward-Looking Statements

This Report to Shareholders contains forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will” or similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are based on our current expectations and our projections about future events. However, whether actual results and developments will conform with our expectations and projections is subject to a number of risks and uncertainties, including, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; and, changes in accounting standards. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown and unpredictable factors could also harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

On behalf of the Board,

John M. Cassaday President and Chief Executive Officer	Heather A. Shaw Executive Chair	July 24, 2003

CORUS ENTERTAINMENT INC.
APPENDIX A
ADJUSTED BASIC EARNINGS PER SHARE
(unaudited)

Net income for the three and nine months ended May 31, 2003 and 2002 reflect a number of items not considered to be in the ordinary course of business and accounting policy changes which affect the comparability of the figures. These items include:

•	Gains and losses on sale of investments in fiscal 2003 and 2002

•	Restructuring charges in fiscal 2003 and 2002

•	Hedge transaction loss in 2002

•	Asset write-downs in 2003 and 2002

Comparable results, adjusted to exclude the above items are as follows:

	Three months ended		Nine months ended

	May 31	May 31	May 31	May 31
(thousands of Canadian dollars)	2003	2002	2003	2002

		(Restated)(2)		(Restated)(2)
Net income (loss), as reported	12,265	(1,825)	27,589	21,230
(Gain)/loss on sale of investments, after-tax	877	(9,124)	1,536	(19,915)
Restructuring charge, after-tax	—	—	3,480	9,800
Hedge transaction loss, after-tax	—	13,983	—	13,983
Asset write-downs, after-tax	2,030	6,532	2,030	6,532

Adjusted net income	15,172	9,566	34,635	31,630

	Three months ended		Nine months ended

	May 31	May 31	May 31	May 31
(dollars per share)	2003	2002	2003	2002

		(Restated)(2)		(Restated)(2)
Basic earnings (loss) per share, as reported	$0.29	$(0.04)	$0.65	$0.50
(Gain)/loss on sale of investments, after-tax	0.02	(0.22)	0.03	(0.47)
Restructuring charge, after-tax	—	—	0.08	0.23
Hedge transaction loss, after-tax	—	0.33	—	0.33
Asset write-downs, after-tax	0.05	0.15	0.05	0.15

Adjusted basic earnings per share(1)	0.36	$0.22	0.81	$0.74

(1)	See Supplemental Earnings Measures

(2)	See note 2(b) to the consolidated financial statements which discusses the adoption of the proportionate consolidation for certain investments on a retroactive basis and the new Canadian accounting standard with respect to foreign currency translation.

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

(Unaudited)	May 31, 2003	August 31, 2002
(thousands of Canadian dollars)		Restated (note 2(a))

ASSETS
Current
Cash and cash equivalents	22,726	26,644
Accounts receivable	158,620	172,406
Prepaid expenses and other	12,214	14,254
Program and film rights	70,150	57,393
Future tax asset	4,486	—

Total current assets	268,196	270,697

Tax credits receivable	33,163	30,332
Investments and other assets	41,563	33,655
Capital assets	92,588	101,348
Program and film rights	35,929	24,736
Film investments	157,840	140,601
Deferred charges	28,865	37,721
Broadcast licenses and other intangibles (note 4)	509,040	509,329
Goodwill	789,519	791,565

	1,956,703	1,939,984

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	164,338	193,119
Income taxes payable	14,409	6,243
Future tax liability	—	2,248
Current portion of long-term debt	1,903	2,391

Total current liabilities	180,650	204,001
Long-term debt	594,856	646,614
Deferred credits	138,262	76,631
Other long-term liabilities	7,510	6,610
Future tax liability	156,246	149,967
Minority interest	7,169	5,445

Total liabilities	1,084,693	1,089,268
SHAREHOLDERS’ EQUITY
Share capital (note 5)	881,631	881,415
Deficit	(4,297)	(31,886)
Cumulative translation adjustment	(5,324)	1,187

Total shareholders’ equity	872,010	850,716

	1,956,703	1,939,984

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)

	Three months ended		Nine months ended

(Unaudited)	May 31	May 31	May 31	May 31
(thousands of Canadian dollars except per share data)	2003	2002	2003	2002

		Restated		Restated
		(note 2(a)(b))		(note 2(a)(b))
Revenues	155,296	154,875	468,780	502,738
Operating, general and administrative expenses (note 3)	111,110	113,942	345,205	381,588

Income before the following	44,186	40,933	123,575	121,150
Depreciation	5,991	6,814	18,050	19,163
Amortization	2,381	2,409	7,731	5,454
Interest on long-term debt	15,711	16,449	46,832	41,622
Loss/(gain) on sale of investments (note 4)	—	(4,668)	994	(18,172)
Other (income)/expense (note 3)	(5,867)	(1,403)	(10,927)	92
Restructuring charges (note 6)	—	—	5,025	15,888
Hedge transaction loss	—	20,429	—	20,429
Asset write-downs	2,368	8,371	2,368	8,371

Income before income taxes	23,602	(7,468)	53,502	28,303
Income tax expense (recovery)	10,688	(6,152)	24,188	6,050

Income before equity earnings from investees and minority interest	12,914	(1,316)	29,314	22,253
Equity earnings from investees	—	—	—	115
Minority interest	(649)	(509)	(1,725)	(1,138)

Net income (loss)	12,265	(1,825)	27,589	21,230

Retained earnings (deficit), beginning of period, as previously reported	(16,562)	157,528	(31,886)	134,151

Adjustment for change in accounting policies (note 2(b))	—	2,288	—	2,610

Retained earnings (deficit), end of period	(4,297)	157,991	(4,297)	157,991

Earnings per share – Class A voting and Class B non-voting
Basic	$0.29	$(0.04)	$0.65	$0.50
Diluted	$0.29	$(0.04)	$0.65	$0.50
Weighted average number of shares outstanding (in thousands) (note 8)
Basic	42,641	42,635	42,641	42,617
Diluted	42,664	43,034	42,644	42,853

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Nine months ended

(Unaudited)	May 31	May 31	May 31	May 31
(thousands of Canadian dollars except per share data)	2003	2002	2003	2002

		Restated		Restated
		(note 2(a)(b))		(note 2(a)(b))
OPERATING ACTIVITIES
Net income (loss)	12,265	(1,825)	27,589	21,230
Add (deduct) non-cash items:
Depreciation	5,991	6,814	18,050	19,163
Amortization of program and film rights and film investments	31,033	34,541	101,822	132,455
Other amortization	2,381	2,409	7,731	5,454
Future income taxes	9,212	(9,775)	(753)	(21,538)
Loss/(gain) on sale of investments	—	(4,668)	994	(18,172)
Equity earnings from investees	—	—	—	(115)
Write-down on investments	2,368	8,371	2,368	8,371
Hedge transaction loss	—	20,429	—	20,429
Minority interest	649	509	1,725	1,138
Other (note 3)	(4,372)	(2,767)	(7,455)	(827)

Cash flow derived from operations	59,527	54,038	152,071	167,588
Net change in non-cash working capital balances related to operations	6,316	22,637	(10,142)	(12,957)
Other	(60)	(1,809)	(119)	408

Cash provided by operating activities	65,783	74,866	141,810	155,039

INVESTING ACTIVITIES
Additions to capital assets	(3,944)	(7,606)	(11,040)	(18,882)
Net proceeds from sale of investments	—	50,250	—	134,827
Net proceeds from business divestitures	59	62,067	2,047	62,067
Business acquisitions, net of cash acquired	—	(13,510)	—	(90,545)
Additions to investments	(940)	(3,948)	(7,792)	(25,793)
Acquisition of intangible asset	—	(1,657)	—	(1,657)
Payments of program and film rights	(21,813)	(26,866)	(72,542)	(78,004)
Additions to film investments	(30,135)	(31,606)	(74,108)	(85,251)
Additions to deferred charges	(14)	(19,027)	(66)	(24,437)
Other	(2,964)	(1,093)	(8,932)	(5,284)

Cash provided by (used in) investing activities	(59,751)	7,004	(172,433)	(132,959)

FINANCING ACTIVITIES
Decrease in bank overdrafts	—	—	—	(3,600)
Increase/(decrease) in revolving loans	882	(339,551)	29,235	(209,551)
Decrease in reducing term loans	—	(298,952)	—	(310,816)
Increase in senior subordinated notes	—	604,000	—	604,000
Decrease in securitized borrowing	—	(44,750)	—	(89,500)
Decrease in other long term debt	(268)	—	(2,746)	—
Issuance of shares	—	502	—	944
Other	—	—	216	(2,445)

Cash provided by (used in) financing activities	614	(78,751)	26,705	(10,968)

Net increase (decrease) in cash and cash equivalents during the period	6,646	3,119	(3,918)	11,112
Cash and cash equivalents, beginning of the period	16,080	7,993	26,644	—

Cash and cash equivalents, end of the period	22,726	11,112	22,726	11,112

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2003

1.	SIGNIFICANT ACCOUNTING POLICIES

The notes presented in these interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements. As a result, these interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2002.

These interim unaudited consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as disclosed in note 2.

2.	ACCOUNTING CHANGES

(a)	Proportionate consolidation

Commencing December 1, 2002, the Company has retroactively adopted with restatement the proportionate consolidation of its 40% interest in Teletoon and its 50% interest in The Locomotion Channel. Both of these investments afford the Company joint control of the strategic operating, investing and financing decisions and the Company is now reflecting the assets, liabilities, and operating results to the extent that they are owned by the Company. The retroactive adoption of this accounting policy has not impacted net income and earnings per share as the previous equity accounting for these investments correctly presented the earnings of these investments in summary. The consolidated balance sheet, as at August 31, 2002 and the consolidated income statement and consolidated cash flow statement for the periods ended February 28, 2002 have been restated to reflect the Company’s proportionate share of these investments and do not have a material impact to the consolidated financial statements. The reclassifications on the consolidated balance sheet as at August 31, 2002 are as follows:

	August 31,			August 31,
	2002	Proportionate	Proportionate	2002
(thousands of Canadian dollars)	As Audited	Teletoon – 40%	Locomotion – 50%	As Restated

BALANCE SHEET ITEMS
Cash and cash equivalents	20,467	5,604	573	26,644
Accounts receivable	166,650	3,057	2,699	172,406
Prepaid expenses and other	14,080	4	170	14,254
Program and film rights – current	50,332	7,061	—	57,393
Investments and other assets	84,755	(37,732)	(13,368)	33,655
Capital assets	100,841	374	133	101,348
Program and film rights – long term	15,645	7,735	1,356	24,736
Deferred charges	37,486	235	—	37,721
Broadcast licenses and other intangibles	482,594	26,735	—	509,329
Goodwill	781,373	(239)	10,431	791,565
Accounts payable and accrued liabilities	178,277	12,549	2,293	193,119
Income taxes payable	5,748	495	—	6,243
Future tax liability – long-term	150,177	(210)	—	149,967
Cumulative translation adjustment	1,486	—	(299)	1,187

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2003

(b)	Foreign currency translation

Commencing September 1, 2002, the Company has retroactively adopted with restatement the amended Canadian standard for foreign currency translation, which is consistent with U.S. standards and eliminates the treatment of deferring and amortizing unrealized translation gains and losses on long term monetary items that are not hedged and requires that unrealized translation gains and losses be included in the determination of net income as they arise. The retroactive adoption of this accounting policy, together with the adoption in fiscal 2002 of the standard related to goodwill and other intangible assets, has had the following impact on the financial statements for the three months ended, and as of, May 31, 2002:

	Three months ended	Nine months ended
(thousands of Canadian dollars, except per share amounts)	May 31, 2002	May 31, 2002

Other (income)/expense
As previously reported	(1,470)	(377)
Adjustment	67	469

As restated	(1,403)	92

Hedge transaction loss
As previously reported	17,636	17,636
Adjustment	2,793	2,793

As restated	20,429	20,429

Income tax expense (recovery)
As previously reported	(5,580)	6,702
Adjustment	(572)	(652)

As restated	(6,152)	6,050

Net income
As previously reported	463	23,840
As restated	(1,825)	21,230
Basic earnings per share
As previously reported	$0.01	$0.56
As restated	($0.04)	$0.50
Retained earnings, as at beginning of period
As previously reported	157,528	134,151
Adjustment for adoption of foreign currency translation	2,288	2,610

As restated	159,816	136,761

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2003

(c)	Stock-based compensation and other stock-based payments

Commencing September 1, 2002, the Company adopted the new accounting standard which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees but with additional disclosures of pro forma information. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after September 1, 2002. The pro forma effect of awards granted prior to September 1, 2002 has not been included. The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The fair value of the options issued in the quarter was determined using the Black Scholes option pricing model. The following table shows the assumptions used in the pricing model and the impact on the net income and earnings per share for the quarter and year to date. For purposes of pro forma disclosures, the estimated fair value of the options granted during the year is amortized to income over the vesting period on a straight line basis. In addition to issuing options during the year, the Company also extended the life of all currently outstanding options from 5 to 7.5 years; pro forma disclosure of this extended life has been reflected to the extent that the outstanding options were vested as of February 28, 2003. The remainder of the benefit will be disclosed in the notes to the financial statements as the options vest and will be offset to the extent that options are cancelled. See Note 5 of the financial statements for more details.

Pro forma stock compensation disclosures:

	Three months ended	Nine months ended
(thousands of Canadian dollars, except per share amounts)	May 31, 2003	May 31, 2003

Net income	12,265	27,589
Estimated stock-based compensation costs	706	4,743

Pro forma net income	11,559	22,846
Pro forma earnings per share
Basic	$0.27	$0.54
Diluted	$0.27	$0.54
Assumptions
Expected lives (in years)	Various	Various
Risk-free interest rates	4.9% to 5.0%	4.9% to 5.0%
Dividend yield	0%	0%
Volatility	39.3% to 41.1%	39.3% to 41.1%

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2003

3.	FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income and retained earnings and the consolidated statements of cash flows as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relate to operating activities while others are of a financing nature. The following table details the foreign exchange gains and losses that are contained within the various financial statements:

	Three months ended		Nine months ended

	May 31	May 31	May 31	May 31
(thousands of Canadian dollars)	2003	2002	2003	2002

Consolidated statements of income and retained earnings
Operating, general and administrative expenses	(98)	617	(556)	22
Other (income)/expense	(5,097)	370	(9,057)	2,768

Total foreign exchange (gain)/loss	(5,195)	987	(9,613)	2,790
Consolidated statements of cash flows
Add/(deduct) non-cash items – Other	(4,335)	(2,333)	(7,408)	798

4.	BROADCAST LICENSES AND GOODWILL

The changes in the carrying amount of broadcast licenses and goodwill for the nine months ended May 31, 2003 are as follows:

			Aug. 31
			2002		May 31
(thousands of Canadian dollars)			Restated	Disposals	2003

Broadcast licenses and other intangibles			509,329	(289)	509,040

Goodwill
Television			329,247	—	329,247
Radio			414,980	(2,046)	412,934
Content	–	Production & Distribution	24,953	—	24,953
	–	Branded Consumer Products	22,385	—	22,385

			791,565	(2,046)	789,519

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2003

5.	SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of Class A participating shares (“Class A Voting Shares”), Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 Preferred shares.

Issued and Outstanding

May 31	Aug. 31		May 31	Aug. 31
2003	2002		2003	2002

(number of shares)			(thousands of Canadian dollars)

1,794,712	1,838,712	Class A Voting Shares	27,796	28,478
40,846,588	40,802,588	Class B Non-Voting Shares	855,664	854,982
N/A	N/A	Executive stock purchase loans	(1,829)	(2,045)

42,641,300	42,641,300		881,631	881,415

Stock Option Plan

Under the Company’s Stock Option Plan, the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, director, and employees of or consultants to the Company. The maximum number of shares that can be reserved for issuance under the plan in 4,084,642 shares. All options granted are for terms not to exceed ten years from the grant date. The exercise price of each option equals the market price of the Company’s stock on the date of the grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

During the current fiscal year, the following option grants were made:

Grant Date	# of options	Strike Price	Estimated Life

September 1, 2002	470,000	$20.25	5 years
December 9, 2002	40,000	$19.05	5 years
January 2, 2003	17,500	$19.20	5 years

Total options	527,500

In addition to issuing the above options, on January 23, 2003 the Board of Directors approved an extension of the lives of all outstanding options subject to shareholder approval at the Annual and Special Meeting of Shareholders of the Company to be held in December, 2003. Including those options listed in the table above, the original 5 year life of all currently outstanding options was adjusted to 7.5 years. The benefit of this extended option life to the employees, calculated using the Black Scholes option pricing model, is reflected in the pro forma disclosure in Note 2(c) of the financial statements to the extent that the options were vested.

As of May 31, 2003, the Company has outstanding stock options for 2,970,177 Class B Non-Voting shares, of which 1,168,960 are vested.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2003

Performance share units

The Company has granted Performance Share Units (“PSU’s”) to certain employees. Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange on August 31, 2005, multiplied by the number of vested units determined by achievement of specific performance-based criteria. The employee must be actively employed by Corus as of the end of the restriction period (August 31, 2005) to receive a payment of the vested units. Compensation expense related to the PSU’s is accrued over the term of the restriction period based on the expected total compensation to be paid out at the end of the restriction period, factoring in the probability of any performance-based criteria being met during the period. The compensation expense recorded for the nine months ended May 31, 2003 in respect of this plan was $0.9 million (2002 — nil) and has been recorded in operating, general and administrative expenses.

6.	RESTRUCTURING CHARGES

During the nine months ended May 31, 2003, a restructuring charge of $5.0 million (2002 — $15.9 million) was recorded. The charge represents workforce reductions in the Content division. This reduced workforce is indicative of the reduced level of programming slated for future production. The provision at May 31, 2003 of $7.5 million is expected to be substantially drawn down by the end of fiscal 2004.

Restructuring provision balance of $11.3 million included in accounts payable and accrued liabilities as at August 31, 2002 had the following activity in the first nine months of fiscal 2003:

	Provision		Cumulative	Provision
	Balance		Cash	Balance
(thousands of Canadian dollars)	Aug. 31, 2002	Additions	Payments	May 31, 2003

Workforce reduction	7,294	5,025	7,174	5,145
Contract settlement and lease costs	3,787	—	1,660	2,127
Other	261	—	60	201

	11,342	5,025	8,894	7,473

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2003

7.	BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio

The Radio segment is comprised of 50 radio stations (2002 – 52 radio stations), situated primarily in high growth urban centres in Canada. Revenues are derived from advertising aired over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, several conventional television stations, digital audio services and cable advertising services. Revenues are generated from affiliate subscriber fees and advertising.

Content

The Content segment includes the production and distribution of film and television programs and the branded consumer products business (formerly merchandise licensing and publishing businesses) of Nelvana Limited which was acquired in fiscal 2001. Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates the business segments’ performance using a profit measure based on revenues less operating, general and administrative expenses.

(a)	Operating revenues and margin

	Three months ended		Nine months ended

	May 31	May 31	May 31	May 31
(thousands of Canadian dollars)	2003	2002	2003	2002

		(Restated)(2)		(Restated)(2)
Revenues
Television	75,034	79,927	231,702	234,845
Radio	60,145	56,841	168,352	155,960
Content – production & distribution	9,526	7,801	44,217	60,168
– branded consumer products(1)	11,069	11,056	27,989	54,260
Eliminations	(478)	(750)	(3,480)	(2,495)

	155,296	154,875	468,780	502,738

Segment Profit
Television	27,205	25,684	84,142	75,497
Radio	18,263	17,209	41,472	37,569
Content – production & distribution	(563)	(3,104)	(1,403)	4,472
– branded consumer products(1)	1,996	1,916	5,458	6,841
Corporate	(2,730)	(898)	(5,811)	(3,215)
Eliminations	15	126	(283)	(14)

	44,186	40,933	123,575	121,150

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2003

(b)	Segment assets

	May 31	Aug. 31
(thousands of Canadian dollars)	2003	2002

		(Restated)(2)
Segment assets
Television	538,103	525,859
Radio	336,867	334,209
Content – production & distribution	232,531	239,013
– branded consumer products	10,922	14,528
Corporate	839,741	827,497
Eliminations	(1,461)	(1,122)

	1,956,703	1,939,984

(1)	With the sale of Klutz in April 2002, the Company combined its publishing and merchandising segments into the branded consumer products segment.

(2)	See note 2(a)

8.	EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators used for the computation of the basic and diluted earnings per share amounts.

	Three months ended		Nine months ended

	May 31	May 31	May 31	May 31
(thousands of Canadian dollars)	2003	2002	2003	2002

Net income (loss) for the period (numerator)	12,265	(1,825)	27,589	21,230

(thousands of shares)
Weighted average number of shares outstanding (denominator)
Weighted average number of share outstanding – basic	42,641	42,635	42,641	42,617
Effect of dilutive securities	23	399	3	236

Weighted average number of shares outstanding – diluted	42,664	43,034	42,644	42,853

9.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain comparative consolidated amounts have been reclassified from those previously presented to conform to the presentation of the 2003 consolidated financial statements.